Exhibit 99.5

PATAGONIA GOLD QUARTER 3 2022 FINANCIAL RESULTS

November 23, 2022 Vancouver, B.C. Patagonia Gold Corp. (“Patagonia” or the “Company”) (TSXV: PGDC) announces its financial results for the quarter ended September 30, 2022 (“Q3 2022”). The financial statements together with the related management’s discussion and analysis are available on the Company’s website and under the Company’s profile on SEDAR at www.sedar.com.

Highlights

●	Generated revenue of US$2.5 million in Q3 2022.
●	Produced 1,461 gold equivalent ounces(1) and sold 1,434 gold equivalent ounces(1) in Q3 2022.
●	Incurred exploration expenditures totaling US$0.92 million.

(1)	Consisting of 1,117 gold and 30,486 silver ounces of production and 1,113 gold and 29,272 silver ounces sold, converted to a gold equivalent using a ratio of the average spot market price for the commodities each period. The ratio for three months ended September 30, 2022 was 88.12:1 (2021 – 76.10:1).

On November 18, 2022, Jorge Sanguin, COO for the Company left his position. The Company will announce his replacement in due course. Patagonia thanks Jorge for his contribution to the Company and wishes him well in his next endeavor.

Christopher van Tienhoven, Chief Executive Officer states, “the Company continues to produce from the heap leach operations in Santa Cruz; however, the rising costs in terms of US$ in Argentina due to local inflation and a close to static exchange rate continues to put pressure on the Company’s operations”.

Qualified Person’s Statement

Donald J. Birak, an independent consulting geologist, Registered Member of SME, Fellow of AusIMM and qualified person, as defined by National Instrument 43-101, has reviewed and approved the scientific and technical content of this news release.

About Patagonia Gold

Patagonia Gold Corp. is a South America focused, publicly traded, mining company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina. The Company is primarily focused on the Calcatreu project in Rio Negro and the development of the Cap-Oeste underground project. Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 430 properties in several provinces of Argentina and Chile and is one of the largest landholders in the province of Santa Cruz, Argentina.

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For more information, please contact:

Christopher van Tienhoven, Chief Executive Officer

Patagonia Gold Corp

T: +54 11 5278 6950

E: cvantienhoven@patagoniagold.com

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements with respect to, among other things, the announcement of a replacement COO, the ability to add value to existing projects and identify new exploration projects, advancement and development of gold and silver projects in the Patagonia region of Argentina and the anticipated growth in shareholder value. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.